ANNUAL REPORT

ACME AtronOmatic, Inc.

111 W Jefferson St, Suite 200 Orlando, Florida 32801

www.acmeaom.com

In this Annual Report the term "ACME AtronOmatic" or "the company" refers to ACME AtronOmatic, Inc.

The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. A copy of this report may be found on the company's website at www.acmeaom.com/investor.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF BUSINESS

Overview

We founded the company in 2009 in order to develop software that better anticipates weather and environmental threats. The company was originally founded as ACME AtronOmatic, LLC, a Florida limited liability company. In 2023, we reorganized as a Delaware corporation. ACME AtronOmatic is known for its innovative and user-friendly MyRadar app, available for iOS, Android, Windows, and Xbox. The app features cutting-edge data visualizations and alerting platform that cater to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business consumers. The app acts as a distribution platform for all the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

We believe we are positioned to serve a currently-underserved segment within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations.

Principal Products and Services

As noted above, the company's principal product is its MyRadar app. Weather and climate disasters are on the rise. The United States suffered 28 separate billion-dollar disasters in 2023 alone. Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all this information to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. The company is continuing to expand on those features and services, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users — from basic day-to-day storm awareness, to rain alerts, and information about heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We have released RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. The company is integrating this feature with our CarPlay, Android Auto, and Android Automotive apps, but we are also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.

The company is also developing new features for MyRadar utilizing the latest breakthroughs in AI, such as natural language models, augmented reality, and virtual reality. Additionally, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

AI Capabilities

Our existing technology utilizes artificial intelligence as part of its rain prediction algorithms to more accurately predict rain for our nowcast product. This is unique to the company and is protected by patent 11,561,326. When used, the technology allows for correction of the biases of an advection-based nowcast and allows for growth and decay.

In furtherance to the technologies being developed and deployed, a significant investment in research and development of AI models and algorithms are being engineered and created to enhance the information delivered to the MyRadar app.

The company's HORIS satellite platform, in continued development with support from the National Oceanic and Atmospheric Administration (NOAA), incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. The company also utilizes AI for image to text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

In addition to the satellite constellation, advanced AI and machine learning technologies are being developed across multiple facets of our proprietary weather forecasting and satellite data processing technologies.

As part of the company's work with the US Navy, we are using convolutional neural networks for bias correction in short-term weather forecasts and for data fusion, combining observational and model data into cohesive forecast products. This integration enhances the reliability and accuracy of our forecasts. In addition, we apply machine learning techniques such as lasso regression and random forests for multi-class classification of road conditions and regression analysis for road temperature forecasts. These technologies are critical for real-time, accurate assessments of road conditions like those provided today by the MyRadar app.

Product Statistics as of December 31, 2025

Active Users: over 15 million annually
Paid Subscribers: over 340,000

Revenue Generation

MyRadar has both a paid subscription and a free version of the app, which provide for the company's main sources of revenue through subscription fees and advertising, respectively. The company has seen steady growth in free and paid users since its inception.

We believe that with the planned rollout of additional services related to our satellite constellation, we will be able to enhance the core data products in the MyRadar app - thereby increasing accuracy – and creating an additional product line of high-value remote sensing data and services, potentially allowing us to provide unique and proprietary services to enterprise customers, government institutions and defense agencies.

Data Sales

In addition to subscription and advertising revenues for the MyRadar app, the company generates a portion of its revenue from sales of anonymized and aggregated user data to a variety of customers. The data sales agreements associated with these sources of revenue are not-exclusive and do not create any obligations on the company outside of its ordinary course of business.

Recent Developments

On June 23, 2025 HORIS 1 and 2 were launched into orbit on the SpaceX Transporter-14 mission onboard the company's Falcon 9 rocket in conjunction with our launch partner, Exolaunch. This first launch validated a number of systems for use in the production constellation, including the flight software, telemetry, tracking and command (TT&C) radios, and a number of other onboard systems and sensors. From these results, we determined that the systems associated with the orientation and stability of the satellite requires improved design, which is being refined as part of the design and development of HORIS 3 and 4. We also successfully completed a Phase I STTR contract for AFWERX and demonstrated the ability to detect plasmas like those resulting from hypersonic missiles. This technology will be integrated into MyRadar's satellite constellation for orbital detection, and has civilian use cases for monitoring hazard phenomena and emissions from the Earth's surface impacting climate change.

In 2023 we successfully completed our Phase I SBIR grant with NOAA to build and test an engineering prototype of our HORIS constellation satellite. HORIS stands for "Hyperspectral Orbital Remote Imaging Spectrometer. Each satellite is a 10 centimeter cube, and is equipped with a high-resolution visible light camera, near-infrared hyperspectral camera, and a thermal imager. HORIS is intended to speed the detection of wildfires, allowing for improved mitigation efforts as part of NOAA's Orbital Wildfire Resilience (OWR) project. We were awarded a Phase 2 SBIR grant with NOAA in 2023 for OWR. We were also chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others. This will complement our Apple CarPlay and Android Auto apps, as a native experience that runs right in the car without a phone.

Additionally, we were selected for a Phase I STTR contract with the Navy to apply our patented nowcasting technology to cloud cover prediction. This project has since advanced into the Phase I Option period and has been selected for funding for a Phase II contract. This project has been awarded and work has begun. Once complete, in addition to selling this data service to the Navy, it will help us offer unique products not found with other weather providers – better cloud prediction for aviation, done use, solar power optimization, skygazing, agriculture, and other applications. We were also selected for and are entered into a contract for an additional Phase I SBIR contract by AFWERX for hypersonics data compression and research, which has been completed.

Following these awards, we have been selected for additional Phase I grants with the Navy, Air Force, and NASA. Most recently, we were selected for funding on a Phase I DTRA contract which was awarded on December 29, 2025. The DTRA contract includes a fixed schedule of payments and deliverables until the contract end date of July 29, 2026.

Outside of government grants and programs, MyRadar has entered into a contract with a major insurance carrier to provide AI-enhanced weather hazard warnings. The contract had an initial service term through November 14, 2025 and has since been extended for two years. We have also explored relationships with companies operating entertainment and amusement parks due to their need for accurate weather information associated with customer safety.

Market

The Software as a Service (SaaS) sector, valued at $237 billion in 2022, is anticipated to reach $908 billion by 2030. Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. As a top 5 weather app in the weather category on the iOS app store, we've built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

Competition

In the consumer market, our competitors include the traditional weather information service providers like The Weather Channel, Accuweather, and others. We believe our patented technology and alerting capabilities allow us to offer higher accuracy and reduced latency on weather alerts and other services.

Intellectual Property

The company's intellectual property is a key differentiator from competitors in its market. The following table sets out the patents and applications received and filed by the company:

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	System and Method for Generating Accurate Hyperlocal Nowcasts	Patented	16 /414,898	May 17, 2019	11,561,326	January 24, 2023
US	Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands	Patented (two divisional)	16 /925,164	July 9, 2020	11,532,155 11,854,256	December 20, 2022

					December 26, 2023
US	Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data	Pending	18 /066,406	December 15, 2022	
US	Polarimetric Light Field Imaging System for Standoff Characterization	Pending	63 /472,639	June 13, 2023	
US	Satellite Deployed System for Onboard Artificial Intelligence Analysis of Hyperspectral Data Cubes and Related Methods	Pending	19 / 284,105	July 29, 2025	
US	Combined Satellite and Mobile Weather Forecasting System for Data Denied Environments and Related Methods	Pending	19 / 323,069	September 9, 2025	

Employees

The company currently utilizes a team of 42 people, with 37 employed full time, and five engaged as contractors.

Litigation

The company is not involved in any current or pending litigation matters.

Property

The company does not own any significant real property. The company leases 7,646 square feet of office space at 111 West Jefferson Street, Orlando, Florida, which serves as its headquarters.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion of the Company's consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2025 and December 31, 2024 should be read in conjunction with our financial statements and the related notes included in this report.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Fiscal Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

    Net Revenues

For the year ended December 31, 2025, the company generated net revenues of $11,092,568 compared to net revenues of $10,292,290 for the year ended December 31, 2024. This represents a year-over-year increase of $800,278, or approximately 8%. Net revenues consist of the gross revenues received from MyRadar app subscriptions or in-app purchases on the MyRadar app, as well as revenues from government contracts, and data sales, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies, which is why the company presents the advertising revenue on a net revenue basis.

For the 2025 fiscal year, the company's net revenue composition was approximately as follows:

Net Revenue Source	Amount
Advertising revenue	$ 2,314,832
Subscription revenue	$ 6,146,761
Data sales	$ 1,966,858
Federal contracts	$ 664,117

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue that is not reduced by amounts owed to digital vendors. Retention on monthly subscriptions averages 96% month over month for the 12 month period ending December 31, 2025, and on annual subscriptions it averages 71% year over year for the 12 month period ending December 31, 2025.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the 2025 fiscal year, our operating expenses decreased to $14,205,934 compared to $15,065,989 in fiscal year 2024. The main driver of the decrease was a decrease in research and development from $6,029,293 to $3,078,685 associated with reductions to direct labor and contract labor costs for research and development initiatives.

Liquidity and Capital Resources

As of December 31, 2025 Compared with December 31, 2024

Assets

The vast majority of the company's assets are current assets rather than fixed or long-term assets. As of December 31, 2025, the company held cash and cash equivalents of $24,220, while recording accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $1,853,793 out of the company's total current assets of $2,046,817.

The largest component of the company's property and equipment assets is the right of use for its operating lease, which is recorded in the amount of $813,006 as of December 31, 2025. The company did not record a right of use asset for its operating lease in 2024.

In aggregate, the company's total assets as of December 31, 2025 was $2,861,409 compared to $1,939,998 as of December 31, 2024.

Liabilities and Outstanding Debts

As of December 31, 2024, the company's current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and lines of credit to smooth out the company's cash flow requirements.

Aspire Funding Loan: The company entered into a loan agreement with Aspire Funding (lender) in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September, the company reorganized the loan agreement with Aspire Funding, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $0 and $205,801, respectively.

Blade Funding Loan: The company entered into a loan agreement with Blade Funding (lender) in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $0 and $56,800, respectively.

Mulligan Funding: The company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty (50) equal weekly installments of $9,841 which includes the principal and interest. In January 2023, the company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $0 and $104,131, respectively.

Forward Financing: The company entered into a loan agreement with Forward Financing (lender) in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carried a fixed interest of $120,000 and is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2025 and 2024 was $0 and $157,165, respectively. In March 2025, the company entered into a Forward Financing agreement to sell $670,000 in future accounts receivable for $500,000, maturing in March 2026. The loan carries a fixed interest of $170,000 and is to be repaid in 52 weekly installments of $12,885. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the company's CEO. The principal outstanding balance on this facility as of December 31, 2025 is $124,384.

Fundbox Line of Credit: In March 2023, the company entered into a line of credit with Fundbox. The facility allows borrowing up to $73,000. Also, in April 2024, the company entered into an agreement to sell $61,579 in future accounts receivable for $56,600. The loan has an imputed interest rate is 8.2% and is to be repaid in weekly payments of $3,065. The company entered into several additional funding agreements over the year ending December 31, 2025, for a total of $292,409 in financing and is secured by the company's accounts receivable and matures in April 2026. The total outstanding balance as of December 31, 2025 and 2024, was $66,960 and $62,038 respectively.

Intuit Loan: The company entered into 4 loan agreements in August 2024 with Intuit Inc. The facility allows borrowing up to $45,000 in total. The loans carry an interest rate of 17% with monthly payments ranging from $785 - $1,722 The total outstanding balance as of December 31, 2025 and 2024 is $19,563 and $24,000 respectively.

Funding Breeze: In May 2025, the company entered into a revenue purchase agreement with Funding Breeze for an initial loan amount of $200,000, less initiation fees of $8,000, maturing in January 2026. The loan calls for 35 weekly installments of $7,611 which includes principal and interest. The outstanding balance as of December 31, 2025 is $11,111.

Vehicle Loan: The company entered into a loan agreement with JP Morgan Chase (lender) in March 2024 to purchase a vehicle in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $68,639 and $83,820, respectively. SBA Loan

SBA Loan: The company entered into a loan agreement with Small Business Administration ("SBA") in fiscal year 2018. The original borrowing amount on the facility was $517,200 to be repaid over 120 month term. The initial 60 month term called for the interest rate to be fixed at the WSJ Prime Rate (Index) plus 2.5% with monthly installments of $6,139. The initial 60 month term expired as of December 31, 2023. For the remaining 60 month term, the loan carries a variable interest rate based on the prevailing index each month plus 2.25%. As of December 31, 2025, the interest rate was 9.25% and the monthly installment was $6,568, including interest and principle. As of December 31, 2024, the interest rate was 10% and the monthly installment was $6,730, including interest & principle. The principal balance outstanding as of December 31, 2025 and 2024 is $205,958 and $256,711, respectively. The loan will mature in 2028.

The summary of the future maturities of loans is as follows:

Year ending December 31:

2026	$	298,090
2027		84,108
2028		90,788
2029		17,526
2030		6,102
Total notes payable		496,615
Less SBA loan costs, net		(9,544)
		487,071

As a result of the foregoing, the company recorded total liabilities of $3,126,887 as of December 31, 2025 compared to $2,625,410 as of December 31, 2024.

Recent Offerings of Securities

On January 28, 2025 the company launched a Regulation A offering. The company is offering in aggregate, up to 5,809,499 shares of Common Stock, consisting of up to 4,841,249 shares of Common Stock, plus up to 968,250 additional shares of Common Stock eligible to be issued as bonus shares (the "Bonus Shares") to investors based upon an investor's investment level, whether an investor is entitled to the StartEngine Venture Club Bonus (f/k/a StartEngine OWNers Bonus), whether the investor made a non-binding indication of interest, and whether the investors is a prior investor or subscriber to the MyRadar app. We may issue up to 968,250 shares eligible to be issued as Bonus Shares for no additional consideration, assuming that 100% of investors achieve the highest level of Bonus Shares are issued.

Since the commencement of its Regulation A offering on January 28, 2025 to December 31, 2025, the company has sold an aggregate of 807,877 shares of its Common Stock at a price of $3.75 per share, adjusted for the issuance of bonus shares, resulting in gross proceeds of approximately $3,029,539. After deducting offering-related expenses and commissions of approximately $592,265, the company received net proceeds of approximately $2,437,274.

Going Concern

The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers.

Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. The first two pathfinder units in the HORIS platform were integrated into a launch system during a successful launch in June 2025. The operation of those two satellite platforms have generated important information for the company that is being integrated into the development of its HORIS 3 and 4 satellite systems. We believe the proprietary data generated from the HORIS satellite platforms will generate additional demand from government and enterprise customers.

Subsequent Events

- In March 2026, the company entered into a loan agreement with Wells Fargo to purchase a vehicle in the amount of $119,621. The loan carries a fixed interest rate of 4.94% and the loan is to be repaid in 72 equal monthly installments of $1,927 which includes principal and interest. The loan is secured by a vehicle.

- In April 2026, the company entered into a Forward Financing agreement to sell $625,000 in future accounts receivable for $500,000, maturing in April 2027. The loan carries a fixed interest of $125,000 and is to be repaid in 52 weekly installments of $12,019. The loan is secured through a lien on the accounts receivable of the company and a personal guarantee from the company's CEO.

- As of April 10, 2026, the company received proceeds from their crowdfunding campaign in the amount of $283,891, net of issuance costs.

- In 2024, the company formed ACME AtronOmatic IP Holdings, LLC (IP Holdings), a Florida limited liability company, owned 100% by the Company for the purpose of holding patents that had been applied for. In March of 2026, the Company transferred those patents to IP Holdings.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the company's officers and directors as of the date of this report. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers:				
Directors:				
Andrew Green	President, Chief Executive Officer	55	2009 until present	Full time
Devon Cohen	Chief Financial Officer	68	2026 until present	Full time
Sarvesh Garimella	Chief Technology Officer	34	2019 until present	Full time
Chandler Heitmann	Chief Operating Officer	33	2023 until present	Full time
Directors:				
Andrew Green	Director	55	2009 until present	

Andrew Green, Founder, CEO and Director

Andy Green is the founder and CEO of ACME AtronOmatic, founding the company in 2009 following years of experience in technology and information services. In 1989, Andy started one of the world's first public-access Internet service providers, Intelecom Data Systems Inc. The service pioneered the use of modern Internet access technologies commonly used today, including Internet over Cable TV networks and Internet over DSL lines. The service was sold in 1998. In 2000, Green formed an Internet-based aviation information services company, Aviation Data Systems, which evolved into a software and services company that is today known as ACME AtronOmatic, Inc. The company's primary product is the popular MyRadar weather and environmental information app. For his efforts in advancing weather and environmental awareness, Green was nominated Weatherperson of the Year in December 2020 by the Federal Alliance for Safe Homes, for his leadership in promising disaster safety and resilience.

Devon Cohen, Chief Financial Officer

Devon Cohen was appointed as the companies Chief Financial Officer in January 2026. Having started his career, and earning his CPA, at Peat, Marwick, Mitchell (now KPMG in Manhattan) he then went to work at companies such as Merrill Lynch and HSBC in finance. After starting and selling his first business to Mercedes Benz Credit he was responsible for DaimlerChrysler Finance offices in the Western third of the country. After that he was hired as CEO of Ford Direct a joint venture between Ford and its dealers to generate internet leads. From there he became COO of an ultra-wealthy family office in South Florida. Moving to Colorado to be near family, for the past 5 years he was CFO of an Auto Dealer Group in Northern Colorado prior to accepting the CFO position at MyRadar in addition to being a financial consultant to several companies including MyRadar.

Sarvesh Garimella, Chief Technology Officer

Dr. Sarvesh Garimella serves as the company's Chief Technology Officer and works at the interface of artificial intelligence, atmospheric science, and instrument development. He oversees the research and innovation efforts for the company's MyRadar app to create novel capabilities and products. With a background in planetary science and environmental engineering as an undergraduate at Caltech (BS '11), his graduate career focused on clarifying the role of anthropogenic emissions of particulate matter on clouds and climate. He was awarded a masters in Atmospheric Science (SM '14) and doctorate in Climate Physics and Chemistry at MIT (PhD '16), where his research focused on developing the Spectrometer for Ice Nuclei and representing the microphysical underpinnings of ice cloud formation in global climate models with a machine learning approach. As part of his past affiliation with the MIT Center for Global Change Science, his studies also examined the policy implications of this research from both a climate and human health perspective.

Chandler Heitmann, Chief Operating Officer

Chandler Heitmann, currently serves as the company's Chief Operating Officer. Chandler is a Florida native, graduated from Florida State University with a degree in Criminology. After completing her education, she returned to her hometown of Naples, FL, where she helped manage a successful political mayoral campaign. In 2016, Chandler transitioned to the sports industry by joining the Orlando Magic, where she served as a Premium Guest Service Representative & Corporate Office Guide. As of October 2018, she has been working for MyRadar and started as the Executive Assistant to the CEO, with a primary focus on managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other administrative tasks. Her dedication and capabilities led to her promotion to the position of Chief Operating Officer. In this role, she assumes the responsibility of overseeing all operational aspects of the company while maintaining a close partnership with the CEO.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table displays, as of December 31, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Green, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	21,700,000 shares of Common Stock	--	78.27%
Common Stock	Sarvesh Garimella, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	1,633,333 shares of Common Stock		5.89%
Common Stock	Chandler Heitmann, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801		113,464 shares of Common Stock acquirable pursuant to the company's 2024 Equity Incentive Plan.	0.409%
Officers and Directors as a Group		23,333,333 shares of Common Stock	113,464 shares of Common Stock	84.57%

RELATED PARTY TRANSACTIONS

During the year ending 2025 the Company was owed $125,701 from its major stockholder and CEO. This amount is classified in current assets of the accompanying financial statements.

During the year ending 2024, the Company owed its major shareholder $53,404 for paying expenses and is included in current liabilities of the accompanying financial statements.

OUR SECURITIES

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company's Certificate of Incorporation and its Bylaws, copies of which are filed as exhibits to the company's filings with the Securities and Exchange Commission. For a complete description of the company's capital stock, you should refer to its Certificate of Incorporation and its Bylaws, and applicable provisions of the Delaware General Corporation Law.

The company's authorized capital stock consists of 37,000,000 shares of Common Stock, no par value per share.

As of December 31, 2025, the outstanding shares of the company included:

- 25,531,785 shares of Common Stock.

Common Stock

The company has authorized 37,000,000 shares of Common Stock. As of December 31, 2025, 25,531,785 shares of Common Stock are outstanding.

Voting Rights

Each holder of Common Stock has the right to one vote per share of Common Stock and be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Election of Directors

Elections of directors don't need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

Other Rights

The Common Stock is not redeemable by any holder thereof.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company has a limited operating history upon which you can evaluate its performance, and has generated limited profits. Accordingly, the company's prospects must be considered in light of the risks that any new company encounters. ACME AtronOmatic was first organized under the laws of the State of Florida on August 18, 2009. On July 5, 2023, the company reincorporated in Delaware. The company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be able to have a corresponding increase in revenues. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The company anticipates incurring near term operating losses. It is anticipated that the company will incur near term operating losses resulting from efforts to expand and improve its MyRadar app through such actions as satellite launches. For instance, the company incurred a net loss of $3,654,247 for the year ended December 31, 2025 and $5,292,058 in 2024. The company's ability to become sustainably profitable depends on success in generating customers for its app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering products desired by customers, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

To support short term cash requirements of the company, the company has utilized short term loans and forward financing arrangement, which incur high interest rates and creates repayment obligations directly from our revenues. A forward financing arrangement is one in which the company sells future accounts receivable for cash. These arrangements also involve the lender receiving a lien on the accounts receivable in order to ensure the repayment. While there is no interest on forward financing, the cash received is a discount relative to the accounts receivable granted to the lender, resulting in implied interest rates that can be greater than that of standard commercial loans. As of December 31, 2025, the company had outstanding liabilities of $298,090 related to the current portion of loans and notes payable, including forward financing arrangement which will need to be repaid out of future revenues of the company prior to putting those revenues back into the company.

If the company fails to manage future growth effectively, the company's business could be harmed. We are undertaking an expansion of our available service offerings to customers following the launch of our satellite constellation. We believe this will contribute to growth in the operations of the company. As we grow, the company faces challenges of integrating, developing, retaining, and motivating a growing employee base. In the event of continued growth of the company's operations, its operational resources, including information technology systems, employee base, or internal procedures may not be adequate to support its operations and deployments. Managing growth may require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in the company's organization as it grows, our business, financial condition, and results of operations could be harmed.

The company relies on third parties maintaining digital marketplaces to distribute the MyRadar app. The MyRadar app is distributed to end consumers through digital vendors such as the Apply App Store and Google Play. In order to have the app distributed through those vendors, the company is subject to their terms of use and payment structures for in app purchases and advertising. The company cannot be assured that those digital vendors will maintain their current payment structures. If those digital vendors alter their payment structures in the future, the company's financial results could be negatively impacted.

The company's business projections are only projections. There can be no assurance that the company will meet its projections. There can be no assurance that the company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that the company will able to provide the service at a level that allows it to make a profit and still attract business.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company faces significant market competition. The company competes with larger, established companies who currently have products on the market as well as greater market recognition. They may have much better financial means and marketing capacity than the company. They may succeed in developing and marketing competing products than those developed by the company. There can be no assurance that competitors will render the company's product obsolete or that the products developed by the company will be preferred to any existing competitors. It should further be assumed that competition will intensify.

The company's ability to grow depends on the successful production, launch, and operation of four satellites and related software and AI technology, which is subject to many uncertainties, some of which are beyond the company's control. Our current primary research and development objectives focus on the development of our HORIS satellite-based earth observation platform. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected.

If the company's satellites fail to operate as intended, it could have a material adverse effect on our business and ability to generate new customers. The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The company's satellites employ technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of a satellite. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. We cannot provide assurances that our satellites will continue to operate successfully in low-earth orbit throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite's sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to provide information demanded by our current and potential future customers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage for additional products. Delays or cost overruns in the development of our products may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company. The company is controlled by its founder, CEO, and sole director, Andy Green. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the company requires capable people to run its day-to-day operations and expand its technological capabilities. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The company relies on third parties to provide services essential to the success of its business. The company relies on third parties to provide a variety of essential business functions for it, including manufacture and launch of its satellites. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the company's business. As a result, your investment could be adversely impacted by the company's reliance on third parties and their performance.

The company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or copyrights, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademarks could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company's attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademarks because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We have pending patent approvals that might be vulnerable. One of the company's most valuable assets is its intellectual property. The company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

The company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property of the company.

The company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company's trademark and copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

Risks Related to Securities of the Company

There is no current market for any shares of the company's stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Risks related to forum selection and jury waivers

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. Each investor in the company has agreed to the terms of the subscription agreement (the "Subscription Agreement"). In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in the company may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in the company will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Regulation Crowdfunding shares are restricted to a 12-month lock-up period. Regulation Crowdfunding shares are restricted to a 12-month lock-up period, and therefore shares sole pursuant to Regulation Crowdfunding cannot be traded on a public exchange during this time.

What it Means to be a Minority Holder

As an investor in the company's shares of Common Stock, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this company pursuant to Regulation Crowdfunding, may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

REGULATORY INFORMATION

Annual Reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.acmeaom.com/.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A

ACME AtronOmatic is required to make annual and semi-annual filings with the SEC. The company makes annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The company will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED
DECEMBER 31, 2025 AND DECEMBER 31, 2024

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ACME AtronOmatic Inc.
Orlando, Florida

Opinion

We have audited the consolidated financial statements of ACME AtronOmatic Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025, and 2024 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows (collectively, the "financial statements") for the years ended December 31, 2025, and 2024 and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the result of its operations and its cash flows for the years ended December 31, 2025, and 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.



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Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

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April 20, 2026
Calabasas, California

ACME AtronOmatic, Inc.
Consolidated Balance Sheets
As of December 31, 2025 and 2024

	2025	2024
Assets		
Current Assets:		
Cash	$ 24,220	$ 271
Accounts receivable, net	1,853,793	1,789,509
Prepaid expenses	43,103	-
Due from related party	125,701	-
Total current assets	2,046,817	1,789,780
Property & Equipment:		
Office & computer equipment	112,658	112,658
Furniture & fixtures	5,298	5,298
Vehicles	119,385	119,385
Accumulated depreciation & amortization	(113,016)	(87,123)
Property and equipment, net	124,325	150,218
Other Assets:		
Finance leases right of use assets	163,071	-
Operating leases right of use assets	813,006	-
Accumulated amortization - lease right of use assets	(285,810)	-
Total other assets	690,267	-
Total Assets	$ 2,861,409	$ 1,939,998

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.
Consolidated Balance Sheets (Continued)
As of December 31, 2025 and 2024

		2025		2024
Liabilities & Stockholders' Deficit				
Current Liabilities:				
Accounts payable	$	614,429	$	523,504
Accrued expenses		447,129		380,159
Due to related party		-		53,404
Line of credit		-		101,851
Current portion of deferred revenue		596,225		629,293
Current portion of notes payable		298,090		680,854
Current portion of finance lease obligations		40,859		-
Current portion of operating lease obligations		161,658		-
Total current liabilities		2,158,390		2,369,065
Non-Current Liabilities:				
Deferred revenue		291,667		-
Notes payable		188,981		256,345
Finance lease obligations		12,514		-
Operating lease obligations		475,335		-
Total non-current liabilities		968,497		256,345
Total liabilities		3,126,887		2,625,410
Stockholders' Deficit:				
Common stock, $.0001 par value; 26,371,947 and 25,531,785 shares authorized, issued and outstanding at December 31, 2025 and 2024, respectively		2,637		2,553
Additional paid-in-capital, net of issuance costs		9,910,834		5,958,595
Subscriptions receivable		(171,737)		(273,407)
Accumulated deficit		(10,007,212)		(6,373,153)
Total stockholders' deficit		(265,478)		(685,412)
Total Liabilities and Stockholders' Deficit	$	2,861,409	$	1,939,998

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2025 and 2024

	2025	2024
Revenues, net	$ 11,092,568	$ 10,292,290
Operating Expenses		
Salaries & wages	6,907,389	7,276,763
Stock-based compensation	1,853,331	988,190
Research & development	3,078,685	6,029,293
Depreciation & amortization	29,074	24,298
General & administrative	2,337,455	747,444
Total Operating Expenses	14,205,934	15,065,988
Operating Loss	(3,113,366)	(4,773,698)
Other expense		
Interest expense	(540,881)	(518,360)
Total other expense	(540,881)	(518,360)
Net loss before provision for income taxes	(3,654,247)	(5,292,058)
Provision (Benefit) for income taxes	-	-
Net Loss	$ (3,654,247)	$ (5,292,058)

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.
Consolidated Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2025 and 2024

| | Common Stock | | Subscription | Additional Paid | Retained Earnings (Accumulated | Total Equity |
	Shares	Value	Receivable	in Capital, Net	Deficit)	(Deficit)
Balance December 31, 2023	24,567,018	$ 2,457	$ (806,692)	$ 2,115,319	$ (1,081,095)	$ 229,989
Issuance of Common Stock, net	964,767	96	533,285	2,855,087	-	3,388,468
Stock-based compensation	-	-	-	988,189	-	988,189
Net loss	-	-	-	-	(5,292,058)	(5,292,058)
Balance December 31, 2024	25,531,785	2,553	(273,407)	5,958,595	(6,373,153)	(685,412)
Prior period adjustment	-	-	-	-	20,188	20,188
Adjusted balance, January 1, 2025	25,531,785	2,553	(273,407)	5,958,595	(6,352,965)	(665,224)
Issuance of common stock, net	840,162	84	101,670	2,098,908	-	2,200,662
Stock-based compensation	-	-	-	1,853,331	-	1,853,331
Net loss	-	-	-	-	(3,654,247)	(3,654,247)
Balance December 31, 2025	26,371,947	$ 2,637	$ (171,737)	$ 9,910,834	$ (10,007,212)	$ (265,478)

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.
Consolidated Statements of Cash Flow
For the Years Ending December 31, 2025 and 2024

	2025	2024
Cash Flows from Operting Activities		
Net loss	$ (3,654,247)	$ (5,292,058)
Adjustments to reconcile net income (loss) to net cash		
provided for (used in) operating activities		
Depreciation & amortization	29,074	24,298
Operating leases right of use assets amortization	138,241	-
Finance leases right of use assets amorization	53,809	-
Stock-based compensation	1,853,331	988,189
Changes in operating assets and liabilities		
Accounts receivable, net	(64,284)	(951,996)
Prepaid expenses	(43,103)	-
Accounts Payable	90,925	317,088
Accrued expenses	66,970	138,712
Due (from) to related parties	(179,105)	19,350
Deferred revenue	258,599	629,293
Operating lease obligation payments	(129,174)	-
Net cash used by operating activities	(1,578,964)	(4,127,124)
Cash Flow from Investing Activities		
Purchases of property & equipment	-	(157,638)
Net cash used by investing activities	-	(157,638)
Cash Flow from Financing Activities		
Issuance of common stock	2,200,662	3,388,468
Borrowing (payments) on line of credit, net	(101,851)	44,570
Borrowing (payments) on notes payable, net	(453,310)	642,625
Principle payments on finance lease obligations	(42,588)	-
Net cash provided by financing activities	1,602,913	4,075,663
Net increase (decrease) in cash	23,949	(209,099)
Cash, beginning of year	271	209,370
Cash, end of year	$ 24,220	$ 271
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 540,881	$ 518,360
Cash paid for income taxes	$ -	$ -

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

1. NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The Company's headquarters are located in Orlando, Florida and is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtronOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2025 and 2024, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company, known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the "financial statement") are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025 and 2024, the Company determined an allowance for expected credit losses was $26,901, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter. Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years
Furniture	7 years
Vehicles	5 years

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of selling, general and administrative expenses in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Deferred Revenue

Deferred revenue represents prepaid subscriptions of the Company's MyRadar application and long-term contractual service agreements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising. The Company also has been engaged in contracts with the federal government installing their weather software for use in the military and other areas.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term. Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $808,187 and $2,200,603, respectively, which is included in general and administrative expense in the accompanying financial statements.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit as of December 31, 2025 and 2024.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2026, which is the date the financial statements were issued.

3. RELATED PARTY

During the year ending 2025 the Company was owed $125,701 from its major stockholder and CEO. This amount is classified in current assets of the accompanying financial statements. During the year ending 2024, the Company owed its major shareholder $53,404 for paying expenses and is included in current liabilities of the accompanying financial statements.

4. PRIOR PERIOD ADJUSTMENT – CORRECTION OF ERROR (ASC 842 LEASE ACCOUNTING)

During the year ended December 31, 2025, the Company identified that certain lease arrangements existed during the year ended December 2024 had not been accounted for in accordance with ASC 842, Leases. ASC 842 was effective for the Company in prior periods, and the omission represents an error in previously issued financial statements.

The Company evaluated the materiality of the error in accordance with ASC 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin No. 99. The comparative 2024 financial statements presented herein have not been restated. Management concluded, after consideration of quantitative and qualitative factors, that the omission was not material to the previously issued 2024 financial statements. Accordingly, the Company has corrected the error through a prior-period adjustment in the accompanying 2025 financial statements.

Had the correction been recorded as of December 31, 2024, operating lease right-of-use assets and corresponding lease liabilities would have increased by approximately $976,077, subject to the normal period-end measurement adjustments. Since the Company did not restate the previously issued financial statements, as a result of the correction, the Company recognized operating lease right of use (ROU) assets and corresponding lease liabilities of approximately $976,077 as of January 1, 2025. The cumulative effect of the correction resulted in an adjustment to beginning earnings of approximately $20,188.

5. LEASING ARRANGEMENTS

The Company entered into operating and financing leases of buildings for corporate offices and vehicles. The leases have remaining lease terms of 1 – 5 years, two of which include options to extend the leases up to 5 years. The exercise of the lease renewal option is at the Company's sole discretion. Certain leases include options to purchase the leased property. The depreciable life of the assets are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

One of the Company's operating lease agreements includes rental payments for common area maintenance (CAM) which includes utilities, real estate taxes, and other costs associated with the maintenance of the property which are adjusted for inflation periodically. These variable costs are not included in the lease assets and liabilities presented.

The lease disclosures below reflect amounts recognized under ASC 842 as of and for the year ended December 31, 2025. Comparative 2024 lease disclosures have not been presented because the 2024 financial statements were not restated.

The following summarizes the line items in the balance sheet which include amounts for operating and finance leases as of December 31, 2025:

Operating leases		
Operating lease right of use assets	$	813,006
Accumulated amortization		(189,815)
Operating lease right of use assets, net	$	623,191
Current portion of operating lease obligations	$	161,658
Operating lease obligations		475,335
Total operating lease obligations	$	636,993

Finance leases		
Finance leased vehicles	$	163,071
Accumulated amortization		(95,995)
Finance lease right of use assets, net	$	67,076
Current portion of finance lease obligations	$	40,859
Finance lease obligations		12,514
Total finance lease obligations	$	53,373

For the year ended December 31, 2025, amortization expense of the operating lease right of use asset amounted to $138,241 and is included in general and administrative expenses of the accompanying financial statements. In addition, interest expense of the operating lease obligation amounted to $64,809 and is included in general and administrative expenses of the accompanying financial statements.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2025.

Weighted Average Remaining Lease Term	
Operating leases	2.63
Finance leases	1.19

Weighted Average Borrowing Rate	
Operating leases	9.5%
Finance leases	8.5%

As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate of 9.5% and 8.5% based on information available at the commencement date in determining the present value of lease payments.

The maturities of lease obligations as of December 31, 2025 were as follows:

Year ending December 31:		
2026	$	259,033
2027		225,992
2028		203,365
2029		120,680
Total lease payments		809,069
Less: interest		(118,703)
Present value of lease obligations	$	690,366

ACME ATRONOMATIC INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2025 AND DECEMBER 31, 2024

6. DEBT

Aspire Funding Loan

The Company entered into a loan agreement with Aspire Funding (lender) in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September, the Company reorganized the loan agreement with Aspire Funding, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $0 and $205,801, respectively.

Blade Funding Loan

The Company entered into a loan agreement with Blade Funding (lender) in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $0 and $56,800, respectively.

Mulligan Funding

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty (50) equal weekly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $0 and $104,131, respectively.

Forward Financing

The Company entered into a loan agreement with Forward Financing (lender) in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carried a fixed interest of $120,000 and is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2025 and 2024 was $0 and $157,165, respectively.

In March 2025, the Company entered into a Forward Financing agreement to sell $670,000 in future accounts receivable for $500,000, maturing in March 2026. The loan carries a fixed interest of $170,000 and is to be repaid in 52 weekly installments of $12,885. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the Company's CEO. The principal outstanding balance on this facility as of December 31, 2025 is $124,384.

Fundbox Loan

In March 2023, the Company entered into a forward financing agreement with Fundbox. The facility allows borrowing up to $73,000. Also, in April 2024, the Company entered into an agreement to sell $61,579 in future accounts receivable for $56,600. The loan has an imputed interest rate is 8.2% and is to be repaid in weekly payments of $3,065.

The Company entered into several additional funding agreements over the year ending December 31, 2025, for a total of $292,409 in financing and is secured by the Company's accounts receivable and matures in April 2026. The total outstanding balance as of December 31, 2025 and 2024, was $66,960 and $62,038 respectively.

Intuit Loan

The Company entered into 4 loan agreements in August 2024 with Intuit Inc. The facility allows borrowing up to $45,000 in total. The loans carry an interest rate of 17% with monthly payments ranging from $785 - $1,722 The total outstanding balance as of December 31, 2025 and 2024 is $19,563 and $24,000 respectively.

Funding Breeze

In May 2025, the Company entered into a revenue purchase agreement with Funding Breeze for an initial loan amount of $200,000, less initiation fees of $8,000, maturing in January 2026. The loan calls for 35 weekly installments of $7,611 which includes principal and interest. The outstanding balance as of December 31, 2025 is $11,111.

Vehicle Loan

The Company entered into a loan agreement with JP Morgan Chase (lender) in March 2024 to purchase a vehicle in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2025 and 2024 is $68,639 and $83,820, respectively.

SBA Loan

The Company entered into a loan agreement with Small Business Administration ("SBA") in fiscal year 2018. The original borrowing amount on the facility was $517,200 to be repaid over 120 month term. The initial 60 month term called for the interest rate to be fixed at the WSJ Prime Rate (Index) plus 2.5% with monthly installments of $6,139. The initial 60 month term expired as of December 31, 2023. For the remaining 60 month term, the loan carries a variable interest rate based on the prevailing index each month plus 2.25%. As of December 31, 2025, the interest rate was 9.25% and the monthly installment was $6,568, including interest and principle. As of December 31, 2024, the interest rate was 10% and the monthly installment was $6,730, including interest & principle. The principal balance outstanding as of December 31, 2025 and 2024 is $205,958 and $256,711, respectively. The loan will mature in 2028.

The summary of the future maturities of loans is as follows:

Year ending December 31:	
2026	$ 298,090
2027	84,108
2028	90,788
2029	17,526
2030	6,102
Total notes payable	496,615
Less: SBA loan costs, net	(9,544)
	$ 487,071

Lines of Credit

The Company entered into a Line of Credit agreement during fiscal year 2023. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2025 and 2024, was $0 and 101,851, respectively.

7. SHARE-BASED COMPENSATION

The Company's share-based compensation plans provide for granting incentive stock options to employees and consultants. On February 1, 2024, Acme AtronOmatic, Inc. granted to certain full-time employees an option to purchase shares of the Company's stock at an exercise price $3 per share which is the estimated fair value of the stock on the date of grant. The employee options vest over 4 to 6 year service periods from the date of grant, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be five years.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers the Dow Jones small cap food products index to be representative of the Company's size and industry and has used the historical closing total return values of that index for the five years immediately prior to the date of grant to estimate volatility.

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2025 and 2024 have a value of $3.12 per share. Compensation cost will be recognized over the 4 to 6 year service period that began at the date of grant. For the years ended December 31, 2025 and 2024, the Company recognized $1,853,331 and $988,189, respectively, as compensation cost in the accompanying financial statements..

At December 31, 2025 and 2024, unrecognized compensation cost related to nonvested awards totaled $1,417,054. Of this amount, $384,276 and $386,147 will be recognized in 2026 and 2027, respectively. The weighted average period over which this remaining compensation cost will be recognized is 3 years.

The assumptions used and the calculated fair value of options granted to employees and nonemployees are as follows:

	2025	2024
Expected dividend yield	-0-	-0-
Risk-free interest rate	4.26%	4.26%
Expected life in years	10	10
Expected volatility	75.0%	75.0%
Weighted average fair value of options granted	$ 3.12	$ 3.12

The following is an analysis of employee options to purchase shares of the Company's stock issued and outstanding:

	Number of Awards	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	-	-
Granted February 1, 2024	1,637,492	$ 3.00
Exercised	-	-
Expired/Forfeited	-	-
Total options outstanding, December 31, 2024	1,637,492	$ 3.00
Granted	-	-
Exercised	-	-
Expired/Forfeited	(274,008)	$ 3.00

Total options outstanding, December 31, 2025	1,363,484	$	3.00

Total options exercisable at December 31, 2025 and 2024 were 1,363,484 shares and 1,637,492 shares, respectively.

During 2025 and 2024, no shares were exercised. In accordance with Company policy, the company has reserved shares for issuance under the plan.

At December 31, 2025 and 2024 the Company recognized $1,853,331 and $988,190 in stock option compensation which is included in the accompanying financials statements.

8. INCOME TAXES

The following table summarizes the significant differences between statutory rates for the years ended December 31, 2025 and 2024 as follows:

	2025	2024
Statutory tax rate:		
U.S. Federal	21.00%	21.00%
State taxes, net of federal benefit	5.50%	5.50%
Valuation allowance	-26.50%	-26.50%
	0.00%	0.00%

The provision for income taxes for the years ended December 31, 2025 and 2024 consisted of the following:

	2025	2024
Current		
Federal	$ -	$ -
State	-	-
Total current	-	-
Deferred		
Federal	-	-
State	-	-
Total deferred	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts use for income tax purposes. For the years ended December 31, 2025 and 2024, the significant components of the deferred tax assets and liabilities are as follows:

	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 1,802,324	$ 1,403,492
Accrual to cash adjustment	711,391	134,432
Total deferred tax assets:	2,513,715	1,537,924
Less: valuation allowance	(2,513,715)	(1,537,924)
Total deferred tax assets	$ -	$ -
Deferred tax liability:		
Fixed assets	$ 14,636	$ 15,468
Less: Valuation allowance	(14,636)	(15,468)

Total deferred tax liability	$	-	$	-

The net deferred tax asset as of December 31, 2025 and 2024 principally relates to the net operating loss carryover, accrual to cash adjustment and differences in calculating depreciation for deferred tax liability, that cannot be considered as a source of income to recover the deferred tax asset.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of December 31, 2025 and 2024, a valuation allowance of $2,499,079 and $1,522,456 was recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.5%.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the year ended December 31, 2025, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, and accrual to cash adjustment, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company includes interest and penalties related to uncertain tax positions within selling, general and administrative expense. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from January 1, 2026 through April 20, 2026, which is the date the financial statements were available to be issued.

In March 2026, the Company entered into a loan agreement with Wells Fargo to purchase a vehicle in the amount of $119,621. The loan carries a fixed interest rate of 4.94% and the loan is to be repaid in 72 equal monthly installments of $1,927 which includes principal and interest. The loan is secured by a vehicle.

In April 2026, the Company entered into a Forward Financing agreement to sell $625,000 in future accounts receivable for $500,000, maturing in April 2027. The loan carries a fixed interest of $125,000 and is to be repaid in 52 weekly installments of $12,019. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the Company's CEO.

As of April 20, 2026, the Company received proceeds from their crowdfunding campaign in the amount of $283,891, net of issuance costs.

In 2024, the Company formed ACME AtronOmatic IP Holdings, LLC (IP Holdings), a Florida limited liability company, owned 100% by the Company for the purpose of holding patents that had been applied for. In March of 2026, the Company transferred those patents to IP Holdings.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACME AtronOmatic, Inc

By:
/s/ Andrew Green
Andrew Green, Chief Executive Officer

The following persons in the capacities and on the dates indicated have signed this report

By /s/ Andrew Green
Andrew Green, Chief Executive Officer, principal financial officer, principal accounting officer, and Director
Date: May 6, 2026